The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated November 1, 2021

Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020, and product supplement no. 2-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated November , 2021 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Digital Notes Linked to the Performance of the Canadian Dollar Relative to the U.S. Dollar due February 10, 2022 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek repayment of 95% of the principal amount of their notes at maturity plus a fixed return of at least 23.10% if the Canadian dollar appreciates relative to the U.S. dollar from the Starting Spot Rate such that the Ending Spot Rate is less than or equal to the Digital Return Threshold. Investors should be willing to forgo interest payments and, if the Ending Spot Rate is greater than the Digital Return Threshold, be willing to lose 5% of their principal at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Reference Currency:	Canadian dollar (CAD)
Base Currency:	U.S. dollar (USD)
Payment at Maturity:

If the Ending Spot Rate is less than or equal to the Digital Return Threshold (i.e., the Canadian dollar appreciates relative to the U.S. dollar from the Starting Spot Rate such that the Ending Spot Rate is less than or equal to the Digital Return Threshold), you will receive at maturity $950 plus a cash payment that provides you with a return per $1,000 principal amount note equal to the Contingent Digital Return.  Accordingly, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$950 + ($1,000 × Contingent Digital Return)

Even if the Canadian dollar has appreciated relative to the U.S. dollar from the Starting Spot Rate but the Canadian dollar has not appreciated sufficiently such that the Ending Spot Rate is less than or equal to the Digital Return Threshold, you will not be entitled to receive the Contingent Digital Return at maturity.

If the Ending Spot Rate is greater than the Digital Return Threshold (i.e., the Canadian dollar appreciates relative to the U.S. dollar from the Starting Spot Rate but the Ending Spot Rate is greater than the Digital Return Threshold or remains flat or depreciates relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate), your payment at maturity per $1,000 principal amount note will be $950.

If the Ending Spot Rate is greater than the Digital Return Threshold, even if the Canadian dollar has appreciated relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate, you will lose 5% of your principal amount at maturity.

Please see “How Do Exchange Rates Work?” in this term sheet for more information.

Contingent Digital Return:	At least 23.10%. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 23.10%.
Digital Return Threshold:	97.00% of the Starting Spot Rate
Starting Spot Rate:	The Spot Rate on the Pricing Date
Ending Spot Rate:	The Spot Rate on the Observation Date
Pricing Date:	On or about November 5, 2021
Original Issue Date:	On or about November 10, 2021 (Settlement Date)
Observation Date:	February 7, 2022
Maturity Date†:	February 10, 2022
CUSIP:	48130UZA6
Other Key Terms	See “Additional Key Terms” in this pricing supplement.
†	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $2.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement

If the notes priced today, the estimated value of the notes would be approximately $986.90 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $982.50 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021465/crt_dp139320-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

•	CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency relative to the Base Currency, means a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Reference Currency (which is Toronto, Canada) and (b) banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.
•	SPOT RATE — The Spot Rate on any relevant day is expressed as a number of Canadian dollars per one U.S. dollar and is equal to the Canadian dollar per one U.S. dollar exchange rate as reported by Refinitiv Ltd. (“Refinitiv”) on page WMRSPOT09 (or any successor page) at approximately 4:00 p.m., Greenwich Mean Time, on that day.

JPMorgan Structured Investments —	PS-1
Digital Notes Linked to the Performance of the Canadian Dollar Relative to the U.S. Dollar

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.  The Spot Rate is expressed as the number of Canadian dollar per one U.S. dollar.  As a result, a decrease in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the Canadian dollar has appreciated / strengthened relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate.  This means that one Canadian dollar could purchase more U.S. dollars at the Ending Spot Rate on the Observation Date than it could on the Pricing Date.  Viewed another way, it would take fewer Canadian dollars to purchase one U.S. dollar at the Ending Spot Rate on the Observation Date than it did at the Starting Spot Rate on the Pricing Date.

Conversely, an increase in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the Canadian dollar has depreciated / weakened relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate.  This means that it would take more Canadian dollars to purchase one U.S. dollar at the Ending Spot Rate on the Observation Date than it did on the Pricing Date.  Viewed another way, one Canadian dollar could purchase fewer U.S. dollars at the Ending Spot Rate on the Observation Date than it could at the Starting Spot Rate on the Pricing Date.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth below assumes a Starting Spot Rate of 1.20, a Digital Return Threshold of 1.164 (equal to 97.00% of the hypothetical Starting Spot Rate) and a Contingent Digital Return of 23.10%. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 23.10%. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Spot Rate	Ending Spot Rate Relative to Starting Spot Rate (1)	Total Return
0.000	-100.00%	18.10%
0.120	-90.00%	18.10%
0.240	-80.00%	18.10%
0.360	-70.00%	18.10%
0.480	-60.00%	18.10%
0.600	-50.00%	18.10%
0.720	-40.00%	18.10%
0.840	-30.00%	18.10%
0.960	-20.00%	18.10%
1.080	-10.00%	18.10%
1.140	-5.00%	18.10%
1.164	-3.00%	18.10%
1.188	-1.00%	-5.00%
1.200	0.00%	-5.00%
1.212	1.00%	-5.00%
1.260	5.00%	-5.00%
1.320	10.00%	-5.00%
1.440	20.00%	-5.00%
1.560	30.00%	-5.00%
1.680	40.00%	-5.00%
1.800	50.00%	-5.00%
1.920	60.00%	-5.00%
2.040	70.00%	-5.00%
2.160	80.00%	-5.00%
2.280	90.00%	-5.00%
2.400	100.00%	-5.00%
(1) Calculated as (Starting Spot Rate – Ending Spot Rate) / Starting Spot Rate.

JPMorgan Structured Investments —	PS-2
Digital Notes Linked to the Performance of the Canadian dollar Relative to the U.S. Dollar

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Reference Currency appreciates from the Starting Spot Rate of 1.20 to an Ending Spot Rate of 1.164. Because the Ending Spot Rate is less than or equal to the Digital Return Threshold, the investor receives a payment at maturity of $1,181.00 per $1,000 principal amount note, calculated as follows:

$950 + ($1,000 × 23.10%) = $1,181.00

Example 2: The Reference Currency appreciates from the Starting Spot Rate of 1.20 to an Ending Spot Rate of 0.60. Because the Ending Spot Rate is less than or equal to the Digital Return Threshold, even though the Reference Currency has appreciated relative to the Base Currency by more than the Contingent Digital Return, the investor is entitled to only the Contingent Digital Return and receives a payment at maturity of $1,181.00 per $1,000 principal amount note, calculated as follows:

$950 + ($1,000 × 23.10%) = $1,181.00

Example 3: The Reference Currency appreciates from the Starting Spot Rate of 1.20 to an Ending Spot Rate of 1.188. Even though the Reference Currency has appreciated relative to the Base Currency, because the Ending Spot Rate of 1.188 is greater than the Digital Return Threshold of 1.164, the investor receives a payment at maturity of only $950 per $1,000 principal amount note.

Example 4: The Reference Currency depreciates from the Starting Spot Rate of 1.20 to an Ending Spot Rate of 1.44. Because the Ending Spot Rate of 1.44 is greater than the Digital Return Threshold of 1.164, the investor receives a payment at maturity of $950 per $1,000 principal amount note.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Purchase Considerations

•	POTENTIAL PARTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co., the payment at maturity will be at least $950.00 per $1,000 principal amount note if you hold the notes to maturity, regardless of the performance of the Reference Currency. Because the notes are unsecured and unsubordinated obligations of JPMorgan Financial and JPMorgan Chase & Co., payment of any amount on the notes is subject to our and JPMorgan Chase & Co.’s ability to pay our and JPMorgan Chase & Co.’s obligations as they become due.
•	FIXED APPRECIATION POTENTIAL — If the Ending Spot Rate is less than or equal to the Digital Return Threshold (i.e., the Canadian dollar appreciates relative to the U.S. dollar from the Starting Spot Rate such that the Ending Spot Rate is less than or equal to the Digital Return Threshold), you will receive at maturity $950 plus a cash payment that provides you with a return per $1,000 principal amount note equal to the Contingent Digital Return of at least 23.10%. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 23.10%. Accordingly, assuming a Contingent Digital Return of 23.10%, the maximum payment at maturity is $1,181.00 per $1,000 principal amount note.
•	RETURN DEPENDENT ON THE CANADIAN DOLLAR RELATIVE TO THE U.S. DOLLAR — The return on the notes is dependent on the performance of the Canadian dollar, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will vary based on changes in the value of the Canadian dollar relative to the U.S. dollar as described under “Key Terms” in this pricing supplement. Please see “How Do Exchange Rates Work?” in this pricing supplement for more information.
•	TAX TREATMENT AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of Not More than One Year,” in the accompanying product supplement no. 2-II. Notwithstanding that the notes do not provide for the full repayment of their principal amount at or prior to maturity under all circumstances, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes should be treated as “short-term obligations” for U.S. federal income tax purposes as described in the section entitled “Material U.S. Federal Income Tax Consequences— Tax Consequences to U.S. Holders —Notes Treated as Debt Instruments That Have a Term of Not More than One Year” in the accompanying product supplement. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. If you hold your notes to maturity, any gain you realize should be treated as ordinary income. It is possible that any loss you realize at maturity could be treated as capital loss. Alternatively, it is possible that some or all of any loss could be treated as ordinary foreign currency loss under Section 988 of the Internal Revenue Code of 1986, as amended, which could be subject to special reporting rules. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of the notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

JPMorgan Structured Investments —	PS-3
Digital Notes Linked to the Performance of the Canadian dollar Relative to the U.S. Dollar

The discussion in the preceding paragraph, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of Not More than One Year”) in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Canadian dollar, the U.S. dollar or the exchange rate between the Canadian dollar and the U.S. dollar or any contracts related to the Canadian dollar, the U.S. dollar or the exchange rate between the Canadian dollar and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement and below.

Risks Relating to the Notes Generally

•	THE NOTES MAY NOT PAY MORE THAN $950.00 PER $1,000 PRINCIPAL AMOUNT NOTE AT MATURITY AND YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — Subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co., the notes do not guarantee the return of more than 95.00% of your principal amount at maturity. If the Ending Spot Rate is greater than the Digital Return Threshold (i.e., the Canadian dollar appreciates relative to the U.S. dollar from the Starting Spot Rate but the Ending Spot Rate is greater than the Digital Return Threshold or remains flat or depreciates relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate), your payment at maturity per $1,000 principal amount note will be $950. Under these circumstances, even if the Canadian dollar has appreciated relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate, you will lose 5% of your principal amount at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE CONTINGENT DIGITAL RETURN — If the Ending Spot Rate is less than or equal to the Digital Return Threshold (i.e., the Canadian dollar appreciates relative to the U.S. dollar from the Starting Spot Rate such that the Ending Spot Rate is less than or equal to the Digital Return Threshold), you will receive at maturity $950 plus an additional return equal to the Contingent Digital Return, regardless of the appreciation of the Canadian dollar relative to the U.S. dollar, which may be significant. Accordingly, assuming a Contingent Digital Return of 23.10%, the maximum payment at maturity is $1,181.00 per $1,000 principal amount note. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 23.10%.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	YOUR ABILITY TO RECEIVE THE CONTINGENT DIGITAL RETURN WILL TERMINATE IF THE ENDING SPOT RATE IS GREATER THAN THE DIGITAL RETURN THRESHOLD — If the Ending Spot Rate is greater than the Digital Return Threshold (i.e., the Canadian dollar appreciates relative to the U.S. dollar from the Starting Spot Rate but the Ending Spot Rate is greater than the Digital Return Threshold or remains flat or depreciates relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate), you will not be entitled to receive the Contingent Digital Return at maturity. Under these circumstances, you will lose 5% of your principal amount at maturity.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes and the Contingent Digital Return will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Contingent Digital Return.

JPMorgan Structured Investments —	PS-4
Digital Notes Linked to the Performance of the Canadian dollar Relative to the U.S. Dollar

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” above.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging

JPMorgan Structured Investments —	PS-5
Digital Notes Linked to the Performance of the Canadian dollar Relative to the U.S. Dollar profits, if any, estimated hedging costs and the value of the Reference Currency relative to the Base Currency, including:

•	any actual or potential change in our and JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the exchange rate of the Reference Currency relative to the Base Currency and the volatility of that exchange rate;
•	suspension or disruption of market trading in the Reference Currency or the Base Currency;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Reference Currency

•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Canadian dollar or contracts related to the Canadian dollar for which there is an active secondary market.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Canadian dollar or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Canada and the United States, and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in Canada and the United States, and between each country and its major trading partners;
•	political, civil or military unrest in Canada and the United States; and
•	the extent of governmental surplus or deficit in Canada and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Canada and the United States, and those of other countries important to international trade and finance.

•	GOVERNMENTAL INTERVENTION AND OTHER GOVERNMENTAL ACTIONS COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of Canada and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. In addition, other governmental actions, such as sanctions, against Canada could adversely affect the value of the Canadian dollar relative to the U.S. dollar. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
•	EVEN THOUGH THE REFERENCE CURRENCY AND THE BASE CURRENCY TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Canadian dollar and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the governments of Canada and the United States and the governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Canadian dollar relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic

JPMorgan Structured Investments —	PS-6
Digital Notes Linked to the Performance of the Canadian dollar Relative to the U.S. Dollar policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “The Underlyings — Currencies — Market Disruption Events for a Reference Currency Relative to a Base Currency” in the accompanying product supplement for further information on what constitutes a market disruption event.

JPMorgan Structured Investments —	PS-7
Digital Notes Linked to the Performance of the Canadian dollar Relative to the U.S. Dollar

Historical Information

The following graph shows the historical weekly performance of the Spot Rate, determined in the manner set forth under “Additional Key Terms — Spot Rate” in this pricing supplement, from January 8, 2016 through October 29, 2021. The Spot Rate on November 1, 2021 was 1.23550.  The Spot Rate decreases when the Canadian dollar appreciates in value against the U.S. dollar.

We obtained the historical Spot Rates above and below from Refinitiv, without independent verification.  The historical Spot Rates should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the Pricing Date or the Observation Date.  There can be no assurance that the performance of the Canadian dollar relative to the U.S. dollar will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In

JPMorgan Structured Investments —	PS-8
Digital Notes Linked to the Performance of the Canadian dollar Relative to the U.S. Dollar addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Canadian dollar Relative to the U.S. Dollar” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —	PS-9
Digital Notes Linked to the Performance of the Canadian dollar Relative to the U.S. Dollar